December 29, 2011

Mr. Andrew D. Mew
Ms. Donna Di Silvio
U.S. Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Mew and Ms. Di Silvio:

Here is our response to your comment letter of November 23, 2011.

General

1.            We note your discussion in various press releases of your balance sheet restructuring process such as in a September 15, 2011 interview of your CFO by WallStreetReporter.com.  Please enhance your disclosure, beyond the second risk factor on page 23, to discuss this restructuring.  Your proposed disclosure should include, among other things, the current status of this process and any timelines or goals associated with this restructuring.

Response:

Even though as a smaller reporting company, we are not required to provide Risk Factors, we have disclosed the following risks::

Our balance sheet restructuring results in significant dilution.

Our ongoing balance sheet restructuring has resulted in significant dilution to our existing shareholders as liabilities are converted to stock.  In addition, some of these conversions have resulted in concentrated large illiquid blocks of our shares which overhang our trading for extensive periods of time.

Our proposed risk factor disclosure for future filings reads as follows:

Our balance sheet restructuring results in significant dilution.

Our ongoing balance sheet restructuring has resulted in significant dilution to our existing shareholders as liabilities are converted to stock.  In addition, some of these conversions have resulted in concentrated large illiquid blocks of our shares which overhang our trading for extensive periods of time.  This restructuring was substantially completed in October 2010.  The restructuring removed approximately $8 million of current liabilities from the balance sheet at June 30, 2009 that was filed in our Form 10-Q on August 19, 2009.  The liabilities restructured were only certain ones existing on that balance sheet date.  The conversion to equity of some of these liabilities resulted in the issuance of approximately 23.6 million shares.  Approximately $377,000 of notes from that period remain outstanding that are subject to later conversion at a conversion rate of $0.10 per share.

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591
v 914.949.5500  f  914.428.3044 info@debtresolve.com

Item 1. Business, page 3

2.             We note your statement in this section that “[w]e currently have a written contract in place with two banks, three collection law firms and a retailer.  The loss of any of these contracts would have a material adverse impact on our business.”  We further note your statement on page F-9 that “[t]he Company had two clients accounting for 52% and 41% of total revenue for the year ended December 31, 2010 and one client accounting for 97% of total revenue for the year ended December 31, 2009.”  Please file these contracts as exhibits.  Please see Item 601(b)(10) of Regulation S-K.

Response:

As required by Item 601(b)(10) of Regulation S-K, we will file redacted versions of these contracts as Exhibits to our upcoming Form 10-K filing.  The redactions will take out the pricing information, disclosure of which would cause irreparable damage to us by our competitors having access to this information.  There are only two contracts that comprise more than 10% of our revenue.  The clients will be identified as Client A, a top 10 U.S. Bank and Client B, a top 5 global bank.

Item 3. Legal Proceedings, page 24

3.            Please either revise the first risk factor on page 22 or provide a separate risk factor discussing the material risks associated with the legal proceedings in this section.  Please see Item 503c of Regulation S-K.

Response

As a smaller reporting company, we are not required to provide Risk Factors.  The current risk factor disclosure reads as follows:

We are subject to ongoing risks of litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws.

We operate in an extremely litigious climate, and we are currently and may in the future be named as defendants in litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws.

In the past, securities class-action litigation has often been filed against a company after a period of volatility in the market price of its stock.  Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention from the operation of our business.  The use of certain collection strategies could be restricted if class-action plaintiffs were to prevail in their claims.  In addition, insurance costs continue to increase significantly and policy deductibles also have increased.  All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

Our proposed risk factor disclosure for future filings reads as follows:

We are subject to ongoing risks of litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws, as well as pending litigation that may have a material effect on us.

We operate in an extremely litigious climate, and we are currently and may in the future be named as defendants in litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws.

In the past, securities class-action litigation has often been filed against a company after a period of volatility in the market price of its stock.  Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention from the operation of our business.  The use of certain collection strategies could be restricted if class-action plaintiffs were to prevail in their claims.  In addition, insurance costs continue to increase significantly and policy deductibles also have increased.  All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

As discussed in Item 3 below, we are currently involved in litigation that could have a material adverse effect on our financial condition.  Please see particularly the disclosure under Properties related to the lawsuit CIP Airport Properties vs. First Performance Corp.  We are not a signatory or guarantor of the lease but are being sued for indemnity by the guarantor in the event that the guarantor is found liable on the balance of the lease.  The total potential lease liability is $1.8 million, which is material to our balance sheet.

This case was closed in June 2011 with a verdict in favor of the guarantor which dismissed us from the lawsuit at no damages.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

4.            We note your disclosure on page 28 that you are preparing for entry into the European marketplace and may expand into Canada and other countries.  Beyond the initial fees referenced in the second sentence of the second paragraph on page 28, please discuss the costs and expenses associated and/or budgeted with this entry and the source of funds needed to cover these costs and expenses.  If material, please discuss the impact of this entry on your liquidity, capital resources and results of operations.  Similarly, please provide the above information with regard to the capital expenditures referenced in the third paragraph on page 28.  Please see Item 303(a) and (d) of Regulation S-K.

Response

The current Management Discussion and Analysis disclosure reads as follows:

A) We have prepared for our entry into the European marketplace by reviewing our mode of business and modifying our contracts to comply with appropriate European privacy, debtor protection and other applicable regulations.  We expect that initially, our expense associated with servicing our United Kingdom and other potential European clients will be minimal, consisting primarily of travel expense to meet with those clients and additional legal fees, as our European contracts, although already written to conform to European regulations, may require customization.  We have begun investigation of companies who may provide local, outsourced European customer service support for us on an as needed basis, the expense of which will be variable with the level of business activity.  We may incur additional costs, which we cannot anticipate at this time, if we expand into Canada and other countries.

The costs described above are the initial costs of entering a new market.  The costs are immaterial and would not be incurred unless a client contract with offsetting revenue has been signed.

B) In addition, we expect to incur moderate capital expenditures to upgrade our data center and provide for geographic redundancy.

The costs described above are for capital expenditures.  The capital expenditures referenced will only be incurred when business conditions warrant, (i.e. when we are profitable and have the internally generated capital to make them).  Also, the cost for redundancy is immaterial at an estimated $10,000.

5.             We note your disclosure on page 28 that “[w]e have financed our activities to date through management’s contributions of cash, the forgiveness of royalty and consulting fees, the proceeds from sales of our common stock in private placement financings, the proceeds of our convertible promissory notes in five private financings, short-term borrowings from previous investors or related parties and the proceeds from the sale of our common stock in our initial public offering.”  To the extent any of these sources or uses of funds have been material, please quantify them.  Please see Item 303(a)(3)(i) and (d) of Regulation S-K.  This comment also applies to your Form 10-Q’s for the fiscal quarters ended March 31, 2011 and June 30, 2011.

Response

Since our initial public offering in 2006, no single source of financing has been material to us in the period from 2007 to the present.  We have primarily used new financing to fund day-to-day working capital requirements during this period.

Results of Continuing Operations, page 30

Costs and Expenses, page 30

6.            We note your statement in the third paragraph on page 29 that “our working capital as of the date of this report may not be sufficient to fund our plan of operations for the next twelve months” and your statement in the fourth paragraph on page 29 that “[t]he Company needs to raise additional capital in order to be able to accomplish its business plan objectives.”  We further note your statement on page 28 that [i]n connection with our marketing and client support goals, we expect our operating expenses to grow as we employ additional technicians, sales people and client support representatives.  We expect that salaries and other compensation expenses will continue to be our largest category of expense, while travel, legal, audit and other sales and marketing expenses will grow as we expand our sales, marketing and support capabilities.  In addition, we expect to incur moderate capital expenditures to upgrade our data center and provide for geographic redundancy.”  In light of your insufficient working capital and anticipated growth in expenses, please clarify how you intend to fund your operations for the next 12 months beyond your disclosure in the third paragraph on page 28 and in the penultimate paragraph on page 29.  Please also clarify management’s current expectations regarding overall revenue growth for at least the current calendar year.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response

The statements that you refer to explain expenses that we will incur “as we grow” rather than expenses that would be incurred in our current circumstances.  During 2011, our revenue has been mostly flat compared to 2010, as indicated in our 10-Q filings.  So due to the cash flow reasons and limitations disclosed in our filings, we cannot grow those expenses until our revenue increases.  With regard to overall revenue growth for 2011 versus 2010, we expect modest growth in the fourth quarter but not material to our net loss.  We do expect accelerating revenue growth into 2012 based on changing business conditions and will disclose that in our upcoming 2011 Form 10-K filing.  In addition, we propose to clarify these paragraphs to make clear the difference between current operating expenses and additional expenses that would be incurred at a later date as we experience revenue growth in our next 10-K filing during the first quarter of 2012.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 37

7.            Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter for the year ended December 31, 2010.  See Item 308c of Regulation S-K.

 Response

The required disclosure was inadvertently omitted in our Form 10-K for the year ended December 31, 2010.  We propose to correct this matter by including the required disclosure in our Form 10-K for the year ended December 31, 2011 to be filed in the first quarter of 2012.

Item 8. Financial Statements and Supplementary Data

Note 2-Significant Accounting Policies

Derivative Financial Instruments, page F-11

8.            Please revise to provide the disclosure required by Rule 4-08(n) of Regulation S-X to describe the accounting policies for your derivative instruments.

Response:

We propose to replace our disclosure in future filings as follows:

DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with ASC 815 Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value. Accounting for changes in the fair value of derivative instruments depends on whether the derivatives qualify as hedge relationships and the types of relationships designated are based on the exposures hedged. At December 31, 2010 and 2009, the Company did not have any derivative instruments that were designated as hedges.

Note 3 - Discontinued and Dissolution of Subsidiaries, page F-12

9.            Please tell us what factors you considered in determining First Performance and its wholly owned subsidiary met criteria for discontinued operations as set forth in FASB ASC 205-20-45-1.

Response:

In accordance with FASB ASC 205-20-45-1, "the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9 shall be reported in discontinued operations…if both of the following conditions are met."

a.            The operations and cash flows of the component have been (or will be) eliminated from ongoing operations of the entity as a result of the disposal transaction.

As of August 1, 2009 First Performance Corporation’s charter was revoked by the State of Nevada. The board of First Performance Recovery Corporation dissolved that company (a wholly owned subsidiary of First Performance Corp.) in 2010.  Due to these dissolutions, the operations and cash flows of First Performance and First Performance Recovery were eliminated from the ongoing operations of the Company.

b.           The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

As described above, both FPRC and its wholly owned subsidiary were dissolved.  Therefore, there is no future activity or continuing involvement with the discontinued operations.

10.           Please tell us the accounting guidance you relied upon for determining you were no long liable for the liabilities of First Performance and First Performance Recovery Corporation upon deconsolidation as well as the accounting literature supporting your deconsolidation of First Performance and its net liabilities.

Response:

In determining the Company’s obligations towards the liabilities of First Performance Corp. and First Performance Recovery Corp., we relied on our review of Nevada law relating to the segregation of liabilities into separate corporations in consultation with our attorneys.  We followed FASB 205-20-15-2 which references FASB 360-10-15 to 45 which discusses the accounting treatment for the disposal of assets and liabilities considered an asset or a disposal group.  In addition, under FASB 405-20-40-1b. where “the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor….  Based on our review of the law and accounting treatment, we were relieved of our liabilities at dissolution.

The Company treated the transaction similar to a “nonreciprocal transfer” under ASC 845-10-05-1 & 05-2,  where no assets were relinquished as a result of the shareholders and management of the Company revoking the corporate charters and dissolving these subsidiaries of the Company; no third party was required to effect the transaction. The parent was not liable for these obligations of the subsidiaries based upon legal counsel’s opinion. Therefore the transaction was similar to an equity transaction in that the shareholders and management were responsible for the revocation of these corporate charters and the elimination of the these liabilites were treated as an addition to paid in capital.

Note 9-Short Term Notes, page F-17

11.           The Consolidated Balance Sheets reflect $212,500 in Short term notes at December 31, 2010.  The notes described here include a note with an outstanding balance of $212,500 as well as additional notes outstanding and in default.  Please revise your disclosure in future filings to clearly segregate short-term notes from current maturities of long-term debt.

Response:

We will comply with the treatment in future filings.

Note 11-Convertible Debentures, page F-22

12.           Reference is made to the Series B Convertible Debentures and the liquidated damages clause requiring a registration statement be filed within 90 days of the last closing or damages of 1% of shares for the next 90 days until filed are assessed.  You state the initial 90 day period expired on July 21, 2010 with the last closing on April 22, 2010.  Please revise to clarify the terms of the liquidated damages clause and the reason why the damages were not accrued after October 19, 2010.  Please disclose when the registration statement was filed and clarify if you are still subject to liquidation damages under the registration rights agreement.

Response:

From the period from July 21, 2010 through October 19, 2010, the Company was in negotiationsto eliminate the liquidated damages clause with the investors.  As such, the Company determinedbased on the negotiations, it has adequately accrued for probable damages under FASB ASC 450-20 as of October 19, 2010 of $105,750.  As of January 31, 2011, subsequent to the financial statements, the Company settled with the Series B Convertible Debenture holders by issuing 1,762,000 shares of its common stock in full and final settlement.  The fair value of the issued shares approximates the previously accrued liability of $105,750.  The Company never filed a registration statement covering the Series B Convertible Debentures and is no longer obligated under a liquidated damages clause.

Note 12-Derivative Liability, page F-23

13.           Please revise your disclosure to clarify the specific convertible debentures and warrants for whichyou recorded a derivative liability, recognized a gain on changes in the fair value and reclassifiedfrom liability to equity.  We note your disclosure that "...the determined initial allocated conversion feature of the debt and other non-reset convertible debt, non-reset warrants and non employee options from debt derivative liability to equity of $3,323,062".

Response:

We will revise our future filings to refer to our 6-month unsecured convertible debentures issuedon September 30, 2008 and October 1, 2008 (Note 8) and reset warrants issued in connection withour sale of our Series C Convertible Debentures (Note 11).  However, due to the fact that the conversion features embedded in the above described notes were at a discount to market of the Company's common stock, the Company could not ensure that it would have an adequate number of authorized shares to meet the conversion demands of any of the convertible notes or share demands from the exercise of warrants and notes.  Therefore, any issued notes or warrants where the beneficial conversion feature or the fair value of issued warrants would be normally accounted for as an equity transaction under FASB ASC 470-20, the Company was required to classify as a derivative liability.

As described in Note 12, on August 12, 2010, the Company extinguished the debt and resetwarrants that contained embedded conversion and reset provisions.  Therefore the initialallocated fair value of the conversion features and warrants previously classified as a liability due to the two notes described above was reclassified back to equity.

Note 18-Fair Value Measurement, page F-32

14.           Your table discloses no derivative liabilities as of December 31, 2010; however you disclose a net gain for the period included in earnings relating to the liabilities held at December 31, 2010 of$4,957,469.  Please revise as appropriate to clarify.

Response:

As discussed in Response 13 above, on August 12, 2010, the Company eliminated the financial instruments that contained embedded derivatives.  As such, the Company could ensure it had adequate number of shares to meet the conversion or exercise demands of the debt/warrant/option holders.  Therefore the Company reclassified the initial allocated fair values of the conversion feature of the debt, warrant and options back to equity.  At December 31, 2010, as mentioned by,the SEC, the Company no longer had a derivative liability.  The table outlines the beginning of the year derivative balance of $7.5 million, transfers in of approximately $1 million due to new debt/warrant issuances, reclassification back to equity of approximately 3.5 million due to the debt elimination as discussed above, with a mark to market adjustment (market of $0) of approximately $5 million.  Our Statement of Operations does not label the gain for the period relating to the liabilities held at December 31, 2010.

We will, however, offer a narrative in our future filings to better explain the working of the table provided in Note 18.

Sincerely,
/s/David M. Rainey
David M. Rainey
President and CFO